UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Gin & Luck Inc.

Legal status of Issuer:

   Form:

   Corporation

   Jurisdiction of Incorporation/Organization:

   Delaware

   Date of Organization:

   June 9, 2017

Physical Address of Issuer:

3756 W. Avenue 40, Suite K #278, Los Angeles, CA 90065

Website of Issuer:

www.ginandluck.com

Is there a co-issuer? _X_ *yes* __ *no.*

Name of Co-Issuer:

Gin & Luck CF SPV LLC

Legal status of Co-Issuer:

    Form:

    Limited Liability Company

    Jurisdiction of Incorporation/Organization:

    Delaware

    Date of Organization:

    December 11, 2023

Physical Address of Co-Issuer:

3756 W. Avenue 40, Suite K #278, Los Angeles, CA 90065

Website of Co-Issuer:

None

Name of Intermediary through which the Offering will be Conducted:

DealMaker Securities LLC

CIK Number of Intermediary:

0001872856

SEC File Number of Intermediary:

008-70756

CRD Number of Intermediary:

315324

Name of qualified third party "Escrow Agent" which the Offering will utilize:

Enterprise Bank and Trust

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the Offering, the Issuer shall pay a fee of 8.5% of the dollar amount raised in the Offering to the Intermediary. The Intermediary and its affiliates will receive fixed fees totaling $45,000, and monthly fees totaling $10,000.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

N/A

Type of Security Offered:

Series C-1 Preferred Stock

Target Number of Securities to be Offered:

5,337

Price (or Method for Determining Price):

$1.81044

Target Offering Amount:

$10,000.50

Oversubscriptions Accepted:

☑ Yes
☐ No

Oversubscriptions will be Allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$2,069,998.45

Deadline to reach the Target Offering Amount:

August 5, 2024

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees: 164

	Most recent fiscal year-end (2022)*	Prior fiscal year-end (2021)*
Total Assets	$12,970,645	$4,570,235
Cash & Cash Equivalents	$1,359,291	$1,913,282
Accounts Receivable	$1,395,060	$272,657
Short-term Debt	$2,137,305	$1,818,182
Long-term Debt	$5,337,021	$1,964,539
Revenues/Sales	$12,594,076	$7,369,942
Cost of Goods Sold	$2,552,348	$1,917,385
Taxes Paid	$0	$9,522
Net Income	$1,758,741	-$1,575,862

* Reflects the financial results for the Company, Gin & Luck Inc., for the periods noted. Financials for the Company are attached hereto as Exhibit A and made a part hereof. The inception financials for the Crowdfunding SPV, Gin & Luck CF SPV LLC, are attached hereto as Exhibit B and made a part hereof.

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

April 11, 2024

Gin & Luck Inc.



Up to $2,069,998.45 of Series C-1 Preferred Stock

Gin & Luck Inc. ("**Gin & Luck**", the "**Company**," "**we**," "**us**," or "**our**"), is offering a minimum amount of $10,000.50 (the "**Target Offering Amount**") and up to a maximum amount of $2,069,998.45 (the "**Maximum Offering Amount**") of Series C-1 Preferred Stock (the "**Securities**"), at a purchase price of $1.81044 per share on a contingency basis as described in this Form C (this **"Offering"**), including the 3.5% Investor Processing Fee. The investment will be made through Gin & Luck CF SPV LLC, a special purpose investment vehicle exempt from registration under the Investment Company Act of 1940, as amended, pursuant to Rule 270.3a-9 promulgated under the Securities Act of 1933, as amended (the "**Crowdfunding SPV**"). We must raise an amount equal to or greater than the Target Offering Amount by August 5, 2024 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. Purchasers of the Securities ("**Investors**" or "**you**") must complete the purchase process through our intermediary, DealMaker Securities LLC (the "**Intermediary**"). All committed funds will be held in escrow with Enterprise Bank and Trust, a Missouri chartered trust company with banking powers (the "**Escrow Agent**") until the Target Offering Amount has been met and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (**"Regulation CF"**), using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	**Service Fees and Commissions (1)**	**Net Proceeds**
Minimum Individual Share Purchase Amount (2)	$1,001.18	$85.10	$916.08
Investor Processing Fee (3)	$35.04	$2.98	$32.06

Target Offering Amount	$10,000.50	$850.04	$9,150.46
Maximum Offering Amount	$2,069,998.45	$175,949.87	$1,894,048.58

(1) This excludes fees to Company's advisors, such as attorneys and accountants. This also excludes fixed fees and monthly fees paid or to be paid to Intermediary.

(2) The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts to Investors participating in such programs without notice.

(3) The Company will charge each Investor a fee of 3.5% of the Investor's investment amount (the "**Investor Processing Fee**"). The Investor Processing Fee is counted toward the amount the Company is seeking to raise under Regulation CF (as described in the section below titled "*Capitalization and Ownership*") and is in addition to the $1,001.18 minimum investment per Investor. The Intermediary receives a commission on this Investor Processing Fee collected.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BEGINNING ON PAGE 5.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS AND ARE SUBJECT TO RIGHTS OF FIRST REFUSAL IN FAVOR OF THE COMPANY. IN ADDITION TO THE TRANSFER RESTRICTIONS AND RIGHTS OF FIRST REFUSAL IMPOSED BY THE COMPANY, NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

ENTERPRISE BANK AND TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to Investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

Neither the Company nor the Crowdfunding SPV, nor their controlling persons, are subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the U.S. Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at www.ginandluck.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: www.invest.deathandcompany.com.

The date of this Form C is April 11, 2024.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C, or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C, or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Gin & Luck Inc. is a subchapter-C corporation organized on October 8, 2020 under the laws of the State of Delaware, and headquartered in Los Angeles, California. The organization of the Company was undertaken in connection with converting the Company from a Delaware limited liability company named Gin & Luck LLC to a Delaware corporation named Gin & Luck Inc. Gin & Luck LLC was formed on June 9, 2017 under the name Gin & Luck Opportunity Fund LLC, and the name was subsequently changed to Gin & Luck LLC on August 16, 2017. The Company was formed to acquire and act as a holding company for entities associated with the Death & Co brand and Proprietors LLC.

The Company's purpose is to create experiences and connect people through cocktail-anchored hospitality. Today, the Company operates four Death & Co branded bar and restaurant locations, provides consulting, management, and hotel services in the food and beverage industry, and sells various products, such as ready-to-drink canned and bottled cocktails, bar-related products, Death & Co branded goods, and cocktail books.

The Company is located at 3756 W. Avenue 40, Suite K #278, Los Angeles CA 90065.

The Company's website is www.ginandluck.com.

The Company conducts business and sells its products and services over the internet and through its brick-and-mortar establishments throughout North America.

A full description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under www.invest.deathandcompany.com and is attached as Exhibit C to this Form C.

The Offering

Minimum Amount of the Securities Offered	5,337
Name of Securities+	Series C-1 Preferred Stock
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met) ^	5,337
Maximum Offering Amount of Securities Offered	$2,069,998.45

Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met) ^	1,104,703
Price Per Security	$1.81044*
Minimum Individual Purchase Amount	$1,001.18*
Maximum Individual Purchase Amount	Unlimited (subject to Regulation CF limits) **
Offering Deadline	August 5, 2024
Use of Proceeds	See the description of the use of proceeds on page 25 hereof.
Voting Rights	See the description of the voting rights on page 45 hereof.

+ As an investor in this Offering, you will be purchasing membership interests in Gin & Luck CF SPV LLC (i.e., the Crowdfunding SPV), which will be the entity holding the Securities and which will have the rights of a holder of the Securities of the Company, pursuant to the SPV Subscription Agreement (as defined below) attached hereto as Exhibit G.

^ The total amount of Securities outstanding after the Offering is not inclusive of the number of Securities expected to be sold in the Regulation D Offering. See *'THE OFFERING AND THE SECURITIES – Side-by-Side Offering Under Regulation D.'*

* The Company will charge each Investor the Investor Processing Fee of 3.5% of the Investor's investment amount. The aggregate amount of fees paid by Investors will be included towards the $2,069,998.45 Maximum Offering Amount, as well as factored into each Investor's maximum investment amount permitted for unaccredited investors. The total minimum individual purchase amount of $1,036.22 will be assessed at the time of purchase, which consists of $1,001.18 plus the Investor Processing Fee of $35.04.

** The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have suffered substantial losses for the fiscal year ending on December 31, 2021 and have generated profits for the fiscal year ending December 31, 2022.

Since inception we have generated profits for the fiscal year ending December 31, 2022; however, we have a history of losses. We have sustained losses for the year ending on December 31, 2021 and 2021 in the amounts of $1,575,862, and have an accumulated deficit of $3,563,932 as of December 31, 2022. Our ability to continue operations is dependent upon our ability to obtain additional capital financing and/or to generate sufficient cash flows from operations to meet our obligations, which the Company has not been able to accomplish to date.

A majority of the company is owned by a small number of owners.

A small group of individuals and entities own the majority of the Company's voting stock. Further, these individuals will be able to choose four of the six members of the Company's Board of Directors. Subject to any fiduciary duties owed to other owners or investors under Delaware law, these owners will have significant control over the Company's management and policies and may be able to exercise significant influence over matters requiring owner approval, including the approval of significant Company transactions. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquisition of the Company. This could in turn reduce the price potential acquirers are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition, or results of operations may be adversely affected.

If we are unable to anticipate consumer preferences and successfully develop and introduce new, innovative, and updated products, we may not be able to maintain or increase our sales or achieve profitability.

We believe the Company has assembled a quality team to grow the Company. However, it is possible that the Company will not be able to successfully implement future components of the business model. If the Company is unable to operationalize future components of the business model, or the market does not respond positively to them, then our business plan may be at risk of failure despite any corrective actions we may take. Furthermore, as discussed above, the Company may make changes to its business, including its products and services, for any number of reasons and customers may choose to no longer visit our locations or purchase our products and services. Our success depends on our ability to timely identify and originate product trends as well as to anticipate and react to changing consumer preferences. Due to our broad and diverse customer base, we must offer an array of products and services that appeal to a broad spectrum of consumer preferences. If we fail to accurately predict shifts in consumer preferences, to identify long-term trends, or to introduce new and improved products and services to cater to a wide variety of consumer preferences and trends, our sales could decline, which could materially and adversely affect our product sales, financial condition, and results of operations.

We rely on other companies to provide ingredients and services for our products and services.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon ingredients or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products or services may be adversely impacted if companies to whom we delegate performance of our services or manufacture of our products, or from whom we acquire such items, do not provide services, products, or ingredients which meet required specifications and perform to our, and our customers', expectations. Our suppliers may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom ingredients available from only one source. Continued availability of those ingredients at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common ingredients instead of ingredients customized to meet our requirements. The supply of ingredients for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

The inability of any supplier, co-packer, third-party distributor or transportation provider to deliver or perform for us in a timely or cost-effective manner could cause our operating costs to increase and our profit margins to decrease.

We must continuously monitor our inventory and product mix against forecasted demand or risk having inadequate supplies to meet consumer demand as well as having too much inventory on hand that may reach its expiration date and become unsaleable. If we are unable to manage our supply chain effectively and ensure that our products are available to meet consumer demand, our operating costs could increase, and our profit margins could decrease. Failure by our transportation providers to deliver our products on time or at all could result in lost sales. We use third-party transportation providers for our product shipments. Transportation services include scheduling and coordinating transportation of finished products to our customers, shipment tracking and freight dispatch services. Our use of transportation services for shipments is subject to risks, including increases in fuel prices, which would increase our shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet our shipping needs. Any such change could cause us to incur costs and expend resources. Moreover, in the future we may not be able to obtain terms as favorable as those we receive from the third-party transportation providers that we currently use, which in turn would increase our costs and thereby adversely affect our business, financial condition and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, including our patents, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding our intellectual property could be costly and time-consuming due to the complexity of our technology that we are currently developing. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products or services, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that we infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed.

We may not be able to adequately protect our intellectual property, which could harm the value of our brand and branded services and adversely affect our business.

We may not be able to adequately protect our intellectual property. We may from time to time be required to institute litigation to enforce our intellectual property rights, or to protect our trade secrets. Such litigation could result in substantial costs and diversion of resources and could negatively affect our gross revenues, profitability, and business results regardless of whether we are able to successfully enforce our rights.

The Company's success depends on the experience and skill of its executive officers and key personnel.

In particular, we are dependent on David Kaplan and Alexander Day. The loss of our founders, or any executive officers, could harm the Company's business, financial condition, cash flow, and results of operations. This is no guarantee that we would be able to replace these individuals with similarly qualified executives on a timely basis or at all.

In order for the Company to compete and grow, it must attract, recruit, retain, and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The industry in which we operate, and the development and commercialization of our products, is highly competitive.

By virtue of operating in the highly competitive hospitality industry, we face competition with respect to our locations and any products or services that we may seek to develop or commercialize in the future. Our competitors include major hospitality companies and bars, both locally and worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products and services will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products and services.

The Company's business plans will, in part, be affected by various operating risks that are common to the hotel and hospitality industry.

As explained further in the section herein titled '*The Company's Products and Services – Hotel Services*,' part of the Company's business plan involves acquisition, development and operation of hotels. The hotels acquired, developed and eventually operated by the Company (and any other hotel properties in which we may acquire an interest) are and will be subject to various risks common to the hotel and hospitality industry, many of which are beyond our control, including the following:

- Competition from other hotels and lodging alternatives, including Airbnb, HomeAway and VRBO;
- Development of new hotels in the cities and regions in which the hotels in which we have an interest are located, which could adversely affect occupancy rates and revenues;
- Dependence on business and commercial travelers and tourism;
- Consolidation in the hotel and hospitality industry;
- Increases in energy costs and other expenses affecting travel, which may affect travel patterns and reduce the number of business and commercial travelers and tourists;

- Increases in operating costs due to inflation, increasing labor costs and other factors that may not be offset by increased room rates;
- Changes in governmental laws and regulations, fiscal policies and zoning ordinances that may increase costs of compliance with laws and regulations, fiscal policies and ordinances;
- Adverse effects of international, national, regional and local economic and market conditions;
- Unforeseen events beyond our control, such as terrorist attacks, travel related health concerns, including pandemics and epidemics such as COVID-19, civil unrest, political instability, regional hostilities, imposition of tax or surcharges by regulatory authorities, travel related accidents and unusual weather patterns, including natural disasters, such as hurricanes, floods or fires; and
- Adverse effects of a downturn in the general hotel and hospitality industry.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships, or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services, and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Damage to our reputation could negatively impact our business, financial condition, and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Changes in federal, state, and local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal, state, and local. In particular, the Company is subject to the rules and regulations of the Alcohol and Tobacco Tax and Trade Bureau. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state, local and international laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are subject to regulations promulgated by a variety of federal, state, and local regulatory authorities that govern the distribution of spirits, permitting, licensing, trade practices, advertising and marketing, distributor relationships, and various other matters. Our bars are subject to alcoholic beverage control regulations that require us to apply for licenses that must be renewed annually and that may be revoked or suspended for cause at any time. We are currently operating all of our bars with appropriate licenses. A failure to retain a liquor license, or any other required permit or license, in a particular location, or to continue to qualify for, or renew licenses, could have a material adverse effect on operations and the Company's ability to obtain such a license or permit in other locations.

Additionally, the alcoholic beverage control regulations impact numerous aspects of our bars' daily operations, including the minimum age of patrons and employees, hours of operation, advertising, trade practices, inventory control and handling, and alcoholic beverage storage and dispensation. Our failure to comply with such laws and regulations may cause regulatory authorities, such as the Alcohol and Tobacco Tax and Trade Bureau, to assess additional taxes, interest, or penalties, to impose significant fines, or to revoke our licenses or permits, thereby restricting our ability to conduct business.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

As a growing company, we are still building out our accounting practices and internal controls, which are necessary for us to provide reliable financial reports. The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Global crises and geopolitical events that are beyond the Company's control, such as COVID-19, the Russo-Ukrainian War, the Israel-Hamas War and uncertainly over the pending 2024 elections, can have a significant adverse effect on the business and revenue of the Company.

Dining out is a discretionary expenditure that historically has been influenced by domestic and global economic conditions. Unforeseeable and/or uncontrollable events, such as the outbreak of diseases like COVID-19, the conflict between Russia and Ukraine, the conflict between Israel and Hamas and the potential for domestic disturbances surrounding the 2024 election, have the potential to negatively impact the Company's business operations. The Company is vulnerable to the occurrence of unpredictable and uncontrollable events, including but not limited to earthquakes, power shortages, telecommunication failures, water scarcity, floods, food and grain shortages, supply chain issues, hurricanes, typhoons, fires, extreme weather conditions, war, medical epidemics, or pandemics (such as the COVID-19 outbreak), as well as other natural or manmade disasters or disruptions to business activities. The manifestation of any of these disruptive events could have serious repercussions on our operational efficiency and financial stability, and result in escalated costs and expenses.

The risks associated with an epidemic, pandemic, or health crisis like COVID-19 could result in a decline and disruption in the travel and hospitality industries or an economic downturn. This would weaken consumer discretionary spending, which could influence off-premises dining, customer traffic in our restaurants, and the average bill amount, which in turn could have a material impact on our financial performance. Material changes to governmental policy related to domestic and international fiscal concerns, and/or changes in central bank policies with respect to monetary policy, also could affect consumer discretionary spending. Any of these additional factors affecting consumer discretionary spending may further influence customer traffic in our restaurants and the average bill amount, thereby potentially having a further material impact on our financial performance.

Our business is currently concentrated in a few geographic areas, and issues impacting those areas may have a material adverse effect on our business.

Our financial performance is dependent on the performance of our Death & Co bars located in New York, Denver, California, and Washington DC. As a result, adverse economic conditions in any of these geographic areas could have a material adverse effect on our overall results of operations. Unpredictable government regulations may make it difficult to plan for some of our operations. In addition, local strikes, terrorist attacks, increases in energy prices, inclement weather, or natural or man-made disasters could have a negative effect on our business.

Risks Related to the Offering

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered Offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

If the sum of the investment commitments of the Offering does not equal or exceed the Target Offering Amount before the end of the Offering Deadline, no securities will be sold, all investments will be returned, and all commitments will be cancelled.

The Company has set a Target Offering Amount of $10,000.50 for this Offering. However, there exists a risk that we may not be able to secure the full amount of investment commitments before the end of the Offering Deadline. In the event that the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Offering Deadline, no securities will be sold in the Offering, all investment commitments will be cancelled. and all committed funds will be returned to the respective investors. Our ability to achieve the Target Offering Amount is contingent on a variety of factors, including market conditions, investor interest, and economic circumstances, which may be beyond our control. Failure to reach the Target Offering Amount could limit our access to the necessary capital to support our strategic initiatives, potentially affecting our business expansion, product development, and overall financial stability.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering

Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Any valuation at this stage is difficult to assess.

The valuation of the Company for the Offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies is difficult to assess, and you may risk overpaying for your investment. The Company's valuation is based on management's estimated market value of the Company' based on recent financing activity and upcoming brick and mortar locations discounted to reflect potential execution risk due to uncertainty as to timing, cost estimates, financing, and other factors of those projects

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. The Company currently does not generate any profit and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition, and results of operations.

You will not be investing directly into the Company, but into a special purpose vehicle.

Changes to the securities laws that went into effect March 15, 2021, permit us to use a "special purpose vehicle" or "SPV" in this Offering. That means that you will invest in Gin & Luck CF SPV LLC (i.e., the Crowdfunding SPV), becoming a member of the Crowdfunding SPV, and that investment will be used by the Crowdfunding SPV to purchase our Series C-1 Preferred Stock. A condition to using an SPV is that the SPV passes on the same economic and governance rights that are set out in the Series C-1 Preferred Stock. However, it may not always be possible to replicate those rights exactly, because the SPV is a limited liability company formed under Delaware law, as opposed to a Delaware corporation. This sort of arrangement has not been used for investing before, and there may be unforeseen risks and complications. You will also be relying on the Company, as the Manager of the Crowdfunding SPV, to make sure the Crowdfunding SPV complies with Delaware law and functions in accordance with securities laws. The structure of the Crowdfunding SPV is explained further in the section herein titled '*The Offering And The Securities.*'

Risks Related to the Securities

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

This investment is illiquid.

There is no currently established market for reselling these securities. If you decide that you want to resell these securities in the future, you may not be able to find a buyer and the securities are otherwise subject to certain transfer restrictions and rights of first refusal in favor of the Company.

In addition to the transfer restrictions and rights of first refusal imposed on the Securities by the Company, the Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will grant a third-party proxy broad power and authority to act on their behalf.

In connection with investing in this Offering for the purchase of membership interests in the Crowdfunding SPV, and subsequently, for the Crowdfunding SPV to purchase the Series C-1 Preferred Stock, the Crowdfunding SPV will designate the Chief Executive Officer of the Company (the "**Proxy Appointee**") to act on its behalf, and consequently, to act on behalf of Investors, as agent and proxy in all respects. The Proxy Appointee will be entitled, among other things, to exercise the voting rights (if any) conferred upon the holder of the Series C-1 Preferred Stock. Thus, by participating in the Offering, investors will grant broad discretion to a third-party (the Proxy Appointee and its agents) to vote on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Company nor take or effect actions that might otherwise be available to holders of the Series C-1 Preferred Stock. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the membership interests in the Crowdfunding SPV or a holder of the Series C-1 Preferred Stock to the Proxy Appointee and grant broad authority to the Proxy Appointee to take certain actions on behalf of the investor, including changing title to the Security.

Only Certain Investors will be entitled to any inspection or information rights other than those required by law.

Only certain "Major Investors", as that term is defined in the Investor Rights Agreement, to which any holders of Series C-1 Preferred Stock will not be a party, will have the right to inspect the books and records of the Company or to receive financial or other information from the Company. Other Investors will not have such rights other than as required by law. Other security holders of the Company may also have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put certain Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Securities are presently subject to transfer restrictions and a right of first refusal.

The Securities are presently subject to certain transfer restrictions and a right of first refusal as set forth in the Company's Bylaws. You are not allowed to sell, transfer, pledge or hypothecate the

Securities in any manner whatsoever except as set forth therein. If you attempt to do so, the Securities would be further subjected to a right of first refusal in favor of the Company.

The Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity in future financing rounds, to employees, and to third-party financing sources in amounts that are uncertain at this time, and as a consequence, the Crowdfunding SPV, as the holder of equity securities of the Company, will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company. The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

You will need to keep records of your investment for tax purposes.

As with all investments in securities, if you sell the Securities, you will probably need to pay tax on the long-term or short-term capital gains that you realize if sold at a profit or set any loss against other income. If you do not have a regular brokerage account, or your regular broker will not hold the Securities for you, there will be nobody keeping records for you for tax purposes, and you will have to keep your own records and calculate the gain on any sales of any securities you sell.

There is no present market for the Securities, and any valuation of the Securities at this stage is difficult to assess.

The Offering price was not established in a competitive market and the valuation for the Securities was established by the Company in its discretion. The Company has set the price of its Series C-1 Preferred Stock at $1.81044 per share, plus a 3.5% Investor Processing Fee for each transaction (see "*The Offering And The Securities*" for more details on this fee). The Investor Processing Fee is intended to offset transaction costs and, though this fee is counted towards the amount the Company is seeking to raise under Regulation CF and the limit each investor may invest pursuant to Regulation CF, we did not value it in determining our valuation. Including this fee will increase our valuation for which you are paying for shares in our Company accordingly.

Valuations for companies at this stage are generally purely speculative. Our valuation has not been validated by any independent third party and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of an early-stage company. The issuance of additional shares of Class B Common Series C-1 Preferred Stock, other capital stock or additional option grants may dilute the value of your holdings.

In addition, unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. We have set the price of the Securities with reference to the general status of the securities market and other relevant factors. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

The Subscription Agreement and the Company's Certificate of Incorporation has a forum selection provision that requires disputes be resolved in state or federal courts in the State of Delaware, regardless of convenience or cost to you, the investor.

In order to invest in this Offering, investors agree to resolve disputes arising under the subscription agreement in state or federal courts located in the State of Delaware, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement, including those related federal securities laws. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Investors will not be deemed to have waived the Company's compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Investors in this offering may not be entitled to a jury trial with respect to claims arising under the Subscription Agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement.

Investors in this Offering will be bound by the subscription agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the Company arising out of or relating to the agreement, including any claims made under the federal securities laws. By signing the agreement, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor's jury trial rights following consultation with the investor's legal counsel.

If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of Delaware, which governs the agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement.

If you bring a claim against the Company in connection with matters arising under the agreement, including claims under the federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the Company. If a lawsuit is brought against the Company under the agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action.

Nevertheless, if the jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms the agreement with a jury trial. No condition, stipulation or provision of the subscription agreement serves as a waiver by any holder of the Company's securities, or by the Company, of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws.

Minority Holder; Securities with Voting Rights

The preferred stock that an investor is buying have voting rights attached to them. However, you may be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Gin & Luck Inc. is a corporation formed in Delaware on October 8, 2020 and headquartered in Los Angeles, California. The Company converted from a Delaware limited liability company known as Gin & Luck LLC and was formed to acquire and act as a holding company for entities associated with the Death & Co brand and Proprietors LLC. The Company was originally formed as a Delaware limited liability company named Gin & Luck Opportunity Fund LLC on June 9, 2017 under the name Gin & Luck Opportunity Fund LLC, though the name was subsequently changed to Gin & Luck LLC on August 16, 2017. The Company is a cocktail-focused hospitality group that aims to create experiences and connect people through cocktail-anchored hospitality.

Business History

In 2005, David Kaplan rented an apartment in the East Village above the wine bar, The Bourgeois Pig, which was owned by Ravi Lalchandani. David and Ravi became friends and looked to open a business together, soon finding a space just a block over. This space would eventually become Death & Co. The pair opened the bar on New Year's of 2006/07, and days later, Death & Co appeared on the front page of *New York Times Sunday Styles* section.

Shortly after opening, Alex Day joined the bar team and moved up the ranks. In 2008, Alex and David found a quick working relationship and formed Proprietors LLC, a new company with a focus on consulting in the cocktail bar space. That same year, they signed their first client in Philadelphia, designing and opening The Franklin near Rittenhouse Square. The Franklin would go on to become a nationally recognized institution, receiving multiple James Beard nominations and press attention, and ushering in a new era of cocktail bars for Philadelphia. David and Alex moved to Los Angeles in 2010 to pursue expansion of their consulting business. There, they met Devon Tarby, then a rising star in the LA bar scene and a bartender at lauded cocktail destination The Varnish. Recognizing her talent, Alex and David asked Devon to join the Company almost immediately.

In October of 2018, David Kaplan, Alex Day, Devon Tarby, and Ravi Lalchandani combined Death & Co and Proprietors LLC to form Gin & Luck LLC, a full-scale hospitality group. This allowed for an alignment of ownership interest across Proprietors LLC, their management and consulting arm, and Death & Co, their flagship brand. On October 8, 2020, Gin & Luck LLC converted into Gin & Luck Inc.

Business Overview

Gin & Luck creates and operates cocktail-driven food and beverage destinations across North America and provides bar-focused consulting services to companies in the hospitality and entertainment industries. The Company also provides food and beverage management services and is pursuing projects to acquire, develop, and operate hotels that incorporate their food and beverage expertise. Gin & Luck also sells bar-related products, Death & Co branded goods and cocktail books to consumers, and distributes its line of canned ready-to-drink cocktails for both on- and off-premise consumption.

Subsidiaries

The Company has an ownership interest in the following subsidiaries:

Entity Name	State of Formation	Date of Formation	Business Purpose	Company's Ownership Interest
Proprietors, LLC	California	January 5, 2012	Food & beverage/hospitality consulting	100%
G&L Hotel Holdings LLC	Delaware	November 13, 2020	Hotel joint venture holding company	100%
Midnight Auteur, LLC	Colorado	November 10, 2020	Hotel joint venture	50%
M/A Capital Ventures, LLC	Colorado	November 10, 2020	Hotel joint venture	50%
MA-LR SAVANNAH VENTURE LLC	Delaware	September 29, 2023	Hotel joint venture holding company	12.5%
M/A Capital Ventures - Savannah, LLC	Colorado	February 8, 2022	Hotel joint venture holding company	12.5%
Death & Co Denver LLC	New York	June 3, 2016	Owns and operates Death & Co Denver location	100%
Death & Co East Village LLC	Delaware	August 10, 2018	Owns and operates Death & Co New York City location	100%
Death & Co LA LLC	California	November 4, 2016	Owns and operates Death & Co Los Angeles location	100%
Death & Co DC LLC	Delaware	February 2, 2022	Owns and operates Death & Co Washington D.C. location	100%
Death & Co Proprietors, LLC	New York	November 13, 2007	Intellectual Property Holding Company	100%
Little Co Atlanta LLC	Delaware	November 11, 2022	Owns and operates the yet to be opened "Close Company" Atlanta location	100%
Close Company Nashville LLC	Delaware	October 2, 2023	Owns and operates the yet to be opened "Close Company" Nashville location	100%
Death & Co Seattle LLC	Delaware	October 2, 2023	Owns and operates the yet to be opened "Death & Co" Seattle location	100%

The Company's Products and/or Services

Brick & Mortar

The Company builds out, opens, and operates leased spaces to create cocktail-driven food and beverage destination in major markets. As of December 31, 2023, the Company operates the following four Death & Co branded locations: Washington D.C., New York City, Denver, and Los Angeles.

B to B Consulting

The Company owns and operates Proprietors LLC ("**Proprietors**"), which functioned as a B-to-B consulting company focusing on bar programs for opening bars, restaurants, hotels, theatres and more. Proprietors consulting has been wound down to focus on company owned growth. Proprietors now only has one open licensing contract, discussed in more detail below under "*Licensing.*"

Management Services

The Company provides food and beverage management services, creating new bar and restaurant concepts and opening and operating them. Ownership groups contract with the Company to create and/or run food and beverage operations, inclusive of design direction, opening logistics, training, and offerings programming for a set period of time (between five and ten years).

Licensing

The Company, through Proprietors, currently licenses the mark "Spirit & Bell" and "Spirit & Bell by D&C" to SSP America, Inc., which operates a bar / restaurant in the LaGuardia airport and pays the Company a 4% licensing fee.

The Company currently licenses the mark "Close Company" to VENETIAN LAS VEGAS GAMING, LLC, a Nevada limited liability, which operates "The Venetian" hotel and casino in Las Vegas, and pays the company a $100,000.00 one-time development fee, and an on-going licensing fee equal to 5% of qualifying revenue.

Hotel Services

Under the common name of "Midnight Auteur," the Company pursues hotel projects in partnership with Ryan Diggins of The Ramble and his company Gravitas. The endeavor has two key parts: the real estate acquisition of the hotel property as an investment, of which the goal is an eventual sale; and then the management contract for that hotel property. The Company has two Midnight Auteur projects in process. The first venue is in Savannah, Georgia, which will be developed into a 44-room hotel with three food and beverage outlets. The other in Bozeman, Montana, with 80 to 88 rooms and two food and beverage outlets.

Ready-to-Drink Beverages

Death & Co Proprietors, LLC has a Licensed & Formulation Consulting Agreement for a line of Death & Co ready-to-drink canned and bottled cocktails currently in distribution for both on- and off-premise consumption.

Retail Market

Gin & Luck Inc. operates DeathandCompanyMarket.com, an online retail shop for bar-related products and Death & Co branded goods.

Books

The Company, along with co-author Nicholas Fauchald, has completed writing its third book. This is the second book with the Death & Co brand, and the first that is owned by the Company. The Company does not own the rights to the previous two books; however, those books have helped increase its brand awareness. They are: *Death & Co: Modern Classic Cocktails* and *Cocktail Codex: Fundamentals, Formulas, Evolutions*.

Competition

The industries and markets in which we operate are highly competitive. Currently, we face competition in the food and beverage industry, the hotel industry, the online e-commerce industry, and the food and beverage consulting services industry. Our products and services compete against similar products and services of many large and small companies, including well-known local and global competitors.

Destinations: We face competition from other restaurants and bars in the areas that we serve. Among our competitors are several other companies focused on becoming nation cocktail groups, including BarLab Hospitality Group, Employees Only, Nomad Bars, Dead Rabbit and Attaboy.

Customer Base

The majority of our customer base is through our Death & Co brick & mortar destinations. Our brick & mortar customer base resides primarily in dense urban markets with thriving food and beverage scenes. Our target customers travel extensively, have a mid- to high-level of disposable income and seek out new experiences regularly. The Company's core clientele has historically ranged between early twenties and mid-forties, but due to the brand's penetration of mass culture, the Company's demographics have often skewed into the sixties and seventies.

Supply Chain

Although the Company is dependent upon certain third-party vendors, including suppliers, the Company has access to alternative vendors and suppliers in the event its current third-party vendors or suppliers are unable to provide manufacturing services or supplies or if any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or supplier would cause a major disruption to its business, although it could cause short-term limitations or disruptions. Please see the section titled "*Risk Factors*" for additional considerations.

Intellectual Property

Application or Registration #	Title	Description	File Date	Registration Date	Country
Reg. No. 3870825	DEATH & CO	Standard Character Mark	Aug. 09, 2007	Nov. 02, 2010	US
Reg. No. 6090097	DEATH & CO MARKET	Standard Character Mark	Nov. 29, 2019	Jun. 30, 2020	US
Reg. No. 6085460	COAT OF ARMS LOGO MARK	Illustration w/o Words, Letters, or Numbers	Nov. 29, 2019	Jun. 23, 2020	US
Reg. No. 6646676	DEATH & CO	Standard Character Mark	Jul. 10, 2018	Feb. 15, 2022	US
Reg. No. 6629699	DEATH & CO	Standard Character Mark	Nov. 29, 2019	Jan. 25, 2022	US
Reg. No. 7293802	SPIRIT & BELL	Standard Character Mark	Jan. 04, 2023	January 30, 2024	US
Reg. No. TMA1050633	DEATH & CO	Standard Character Mark	Aug. 22, 2016	Aug. 22, 2019	CA
Intl. Reg. No. 1504265	DEATH & CO	Standard Character Mark	July 8, 2019	July 8, 2019 (NB. File & Reg date same)	WIPO/ Madrid
Intl. Reg. No. 1504265	DEATH & CO	Standard Character Mark	December 19, 2019	July 9, 2020	EU via Madrid
Intl. Reg. No. 1504265	DEATH & CO	Standard Character Mark	December 19, 2019	Sep. 10, 2020`	UK via Madrid
Intl. Reg. No. 1504265	DEATH & CO	Standard Character Mark	April 1, 2021	Dec. 9, 2021	MX via Madrid
Serial No. 98425427	Close Company	Standard Character Mark	February 28, 2024	TBD	US

In addition, the Company owns the following domain names:

- www.ginandluck.com
- www.deathandcompany.com
- www.deathandcompanymarket.com
- www.closecompanybar.com
- www.closecompany.co

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual property assignment and confidentiality agreements with the Company's employees, advisors and consultants.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities and international regulations. In particular, the Company is subject to the rules and regulations of the Alcohol and Tobacco Tax and Trade Bureau and state liquor authorities. These laws and regulations are subject to change.

Litigation

1. *Sheyenne Martinez v. Death & Co Denver LLC*- Discrimination complaint filed through the U.S. Equal Employment Opportunity Commission, rebuttal response being currently crafted. Discovery is expected to last a year or longer. The Company is represented by Danielle Urban of Fisher & Phillips LLP

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees *	8.5%	$850.04	8.5%	$175,949.87
Brick & Mortar Growth	25.0%	$2,499.77	20%	$399,999.70
Staffing	0%	$0	6.0%	$119,999.91
Working Capital	66.5%	$6,650.69	65.5%	$1,374,048.97
Total	**100%**	**$10,000.50**	**100%**	**$2,069,998.45**

* This figure excludes fees to the Company's advisors, such as attorneys and accountants. . It also excludes the fixed fees and monthly fees paid to Intermediary. In addition, the Company will charge each Investor an Investor Processing Fee of 3.5% of the Investor's investment amount, on which the Intermediary will charge a commission, which is reflected in the table above.

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements, or the Company's Board of Directors may pursue an alternative strategy, which would impact the allocations set forth above.

DIRECTORS AND OFFICERS

The directors and officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
David Kaplan	Director, Chief Executive Officer	Director, Officer and Co-Founder at the Company October 2018- Present	Bachelor of Fine Arts, Rochester Institute of Technology, 2004
Alex Day	Director, Chief Operating Officer	Director, Officer, and Co-Founder at the Company	Bachelors of Arts, New York University 2006
Ravi Lalchandani	Director	Director at the Company; CEO of Overthrow Hospitality, President at BEAST Foundation.	Bachelor of Fine Arts, University of Colorado 1997
Leland O'Connor	Director	Director at the Company; Director at FemmyCycle; Managing partner at City Line Advisors; Senior Vice President of AR Capital.	Bachelor of Arts, Johns Hopkins University 2011
William Spurgeon	Director	Director at the Company; Executive Vice President of Fuel Sales and Marketing as Motiva Enterprises LLC	Bachelor of Science in Finance, University of Colorado, 1988

David Kaplan, Director and CEO

David has worked in the hospitality business since the age of 13. In the summer of 2006, at the age of 24, he opened Death & Co, a cocktail bar in the East Village of Manhattan, with his partner Ravi Lalchandani. At the 2010 Tales of the Cocktail Spirited Awards, Death & Co won American's Best Cocktail Bar and World's Best Cocktail Menu. Shortly after opening Death & Co, David formed the hospitality consulting and management company, Proprietors LLC, with Alex Day and Devon Tarby. Proprietors LLC has opened over 50 bars and restaurants all over the country and abroad for clients of all sizes. "Death & Co: Modern Classic Cocktails," written by David, Alex Day and Nick Fauchald, was published on October 7th, 2014, and has become one of the best-selling cocktail books of all time. Their second book, "Cocktail Codex: Fundamentals, Formulas, Evolutions," hit shelves on October 30th, 2018, to rave reviews and won a James Beard Award for

Book of the Year and the Tales of The Cocktail Spirited Award for Best New Cocktail or Bartending Book. In May 2018, the group opened Death & Co Denver, a multi-faceted food and beverage destination within The Ramble Hotel. Their most recent property, Death & Co LA, opened November 2019. David runs the collective companies as CEO of Gin & Luck with his operating partner Alex.

Alex Day, Director and COO

Originally a bartender in Death & Co's early days, Alex became an owner in 2010. Since then, he has co-formed various businesses in partnership with David Kaplan and Devon Tarby. Among them are the global hospitality consulting company, Proprietors LLC, as well as the notable cocktail bars Nitecap, Honeycut, The Normandie Club, The Walker Inn, and Death & Co Denver. In the process, Alex has trained hundreds of bartenders, designed dozens of bars, and along the way, has fallen deeply in love with the process of turning the idea of a bar into a reality. Alex focuses primarily on company operations, planning and logistics, process improvement, design, and systems. Passionate about education, he is a regular speaker at industry conferences and specialized events, as well as a contributor to various publications as a writer and expert commentator. Alex is the co-author of the James Beard and Spirited Award-winning book "Death & Co: Modern Classic Cocktails," as well as "Cocktail Codex: Origins, Fundamentals, Formulas," and "Death & Co: Welcome Home." Alex lives in Portland, Maine with his husband, Andrew.

Ravi Lalchandani, Director

Ravi is a veteran of the New York City hospitality industry, owning and operating dozens of critically acclaimed venues since 2006. The New York Times has called him the "New York stealth bar owner and restaurateur." Ravi's bars and restaurants have been featured in hundreds of thousands of national, international, and local publications and received acclaim for their impact on cocktail culture and two of his establishments have published cocktail books. A vegetarian-turned-vegan himself, Ravi holds a deep affection for all animals, and has been an outspoken voice on animal rights issues. His nonprofit BEAST Foundation and shift to plant-based ventures has warranted both local and national applause, receiving an award from PETA for his efforts.

Leland O'Connor, Director

Leland O'Connor is the Managing Partner of City Line Advisors. He previously served as Senior Vice President of AR Capital, executing over $20 billion in capital markets and M&A transactions, including the sale of American Realty Capital Trust to Realty Income (NYSE: O) and the sale of American Realty Capital Healthcare Trust to Ventas (NYSE: VTR). He serves on the board of Gin & Luck Inc. and FemmyCycle.

William Spurgeon, Director

Bill Spurgeon became Executive Vice President of Fuel Sales and Marketing for Motiva Enterprises LLC in June 2014. He is recently retired, previously he was responsible for the sales and marketing of fuels and base oils, branded and unbranded fuels, and innovative applications to dramatically change customer experiences via technology. Bill started a long career in the energy company Shell in 1988, working in a variety of financial, administrative, sales, marketing, director support, joint ventures, portfolio, strategy, and leadership roles. Bill has worked extensively overseas while living in London and subsequently Tokyo. Bill became a fan of Death & Co on a trip to Denver in 2018, and shortly thereafter met the founders and fell in love with their passion, integrity, concept, and brand. Bill is currently the second largest outside investor and sits on the board of Gin & Luck. Bill currently resides in Houston.

Indemnification

Indemnification is authorized by the Company to managers, officers, directors or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 164 employees.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized Capital Stock consists of (i) 30,485,839 shares of common stock, par value $0.0001 per share (the "**Common Stock**"), of which 33,906,778 shares with the par value of $0.0001 per share shall be a separate class designated as Class A Common Stock ("**Class A Common Stock**"), and 3,025,002 shares with the par value of $0.0001 per share shall be a separate class designated as Class B Common Stock ("**Class B Common Stock**"), and 1,068,220 shares with the par value of $0.0001 per share shall be a separate class designated as Class C Common Stock ("**Class C Common Stock**"), and (ii) 16,186,287 shares of Preferred Stock, par value $0.0001 per share (the "**Preferred Stock**") of which 3,061,653 shares with the par value of $0.0001 per share shall be a separate class designated as Series A Preferred Stock ("**Series A Preferred Stock**"), and 6,847,022 shares with the par value of $0.0001 per share shall be a separate class designated as Series B Preferred Stock ("**Series B Preferred Stock**"), 5,523,517 shares with the par value of $0.0001 per share shall be a separate class designated as Series C-1 Preferred Stock ("**Series C-1 Preferred Stock**"), and 754,095 shares with the par value of $0.0001 per share shall be a separate class designated as Series C-2 Preferred Stock ("**Series C-2 Preferred Stock**") (the Preferred Stock, together with the Common Stock, the "**Capital Stock**"). As of the date of this Form C, 9,999,999 shares of Class A Common Stock, 3,025,002 shares of Class B Common Stock, 1,068,220 shares of Class C Common Stock, 3,061,653 shares of Series A Preferred Stock, and 6,847,022 shares of Series B Preferred Stock are issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding Capital Stock consists of:

Type	Class A Common Stock
Amount Outstanding	9,999,999
Par Value Per Share	$0.0001
Voting Rights	Each holder of the Company's Common Stock is entitled to 1 vote per share.
Anti-Dilution Rights	None.
Other Rights	Dividend and liquidation rights.

Type	Class B Common Stock
Amount Outstanding	3,025,002
Par Value Per Share	$0.0001
Voting Rights	Each holder of the Company's Common Stock is entitled to 1 vote per share.
Anti-Dilution Rights	None.
Other Rights	Dividend and liquidation rights.

Type	Class C Common Stock
Amount Outstanding	1,068,220
Par Value Per Share	$0.0001
Voting Rights	Each holder of the Company's Common Stock is entitled to 1 vote per share.
Anti-Dilution Rights	None.
Other Rights	Dividend and liquidation rights.

Type	Series A Preferred Stock
Amount Outstanding	3,061,653
Par Value Per Share	$0.0001
Voting Rights	Each holder of the Company's Series A Preferred Stock is entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible.
Anti-Dilution Rights	None.
Other Rights	(a) Original Issue Price of $0.8791 per share; (b) Right to receive dividends when declared; (c) Liquidation Preference equal to greater of (i) Original Issue Price, plus any dividends declared but unpaid, or (ii) such amount per share as would have been payable had all shares converted into Common Stock; (d) Right to convert into Common Stock at any time at the Original Issue Price; (e) Automatic conversion into Common Stock upon a firm-commitment underwritten public offering pursuant to an effective registration statement ;under the Securities Act of 1933, as amended; and (f) Protective provisions

Type	Series B Preferred Stock
Amount Outstanding	6,847,022
Par Value Per Share	$0.0001
Voting Rights	Each holder of the Company's Series B Preferred Stock is entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible.
Anti-Dilution Rights	None.
Other Rights	(a) Original Issue Price of $0.9093 per share; (b) Right to receive dividends when declared; (c) Liquidation Preference equal to greater of (i) Original Issue Price, plus any dividends declared but unpaid, or (ii) such amount per share as would have been payable had all shares converted into Common Stock; (d) Right to convert into Common Stock at any time at the Original Issue Price; (e) Automatic conversion into Common Stock upon a firm-commitment underwritten public offering pursuant to an effective registration statement ;under the Securities Act of 1933, as amended; and (f) Protective provisions

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C, the Company has the following additional securities outstanding:

Type	Convertible Notes
Principal Amount Outstanding	$1,029,000.00
Security Issuable Upon Exercise	Series C-2 Preferred Stock
Voting Rights	The holders of Convertible Notes are not entitled to vote.
Anti-Dilution Rights	None.
Material Terms	Interest rate was equal to the Secured Overnight Financing Rate (SOFR) plus 5% per annum from the date of each such Convertible Note to January 5, 2024. As of January 5, 2024, the interest rate was amended to be equal to 10.4% per annum. The holders of the Convertible Notes have the option to convert at a non-qualified financing if the Company sells shares of Preferred Stock in a transaction that does not constitute as a qualified financing.

Type	Warrant to Purchase Class A Common Stock
Shares Issuable Upon Exercise	100,000
Voting Rights	The holder of the warrant is not entitled to vote.
Anti-Dilution Rights	Yes.
Material Terms	Exercise price is $0.01/share of Class A Common Stock. Exercise period is December 18, 2023 to December 18, 2028.

Outstanding Debt

In addition to trade payables and other short-term debt incurred in the ordinary course of business, such as credit cards, the Company has the following outstanding debt obligations:

On February 14, 2024, David Kaplan, a director on the Company's Board of Directors and Chief Executive Officer, made a loan to the Company in the amount of $750,000 (the "**DK Promissory Note**"). The DK Promissory Note bears an interest rate of 6.397% per annum and a maturity date of December 31, 2024.

On or about July 24, 2023, William Spurgeon, a director on the Company's Board of Directors to the Company, made a loan to the Company in the amount of $300,000 (the "**WS Promissory Note**"). The WS Promissory Note bears an interest rate of 9% per annum, compounding annually, principal and all accrued interest due and payable in one lump sum at the earlier of (i) three (3) calendar years from the date of issuance, or (ii) at the occurrence of the next financing round in which the Company raises proceeds of at least $2,000,000 by sale of any security(ies).

In December 2023, the Company executed a Promissory Note in consideration for loan proceeds in the aggregate amount of $500,000 (the "**December 2023 Promissory Note**"). The December 2023 Promissory Note bears an interest rate of 12% per annum, with equal payments of principal and interest due and payable beginning March 18, 2024 and continuing until December 18, 2024.

In May 2023, the Company entered into a Credit Purchase Agreement (the "**Credit Purchase Agreement**") for the purchase of electronic credit certificates for specified dollar amounts that may be used to purchase food, beverages, and other goods and services sold at the Company's restaurant locations. Upon the occurrence of certain conditions, the Company may sell tranches of $300,000 of credit certificates at a purchase price of $150,000 per tranche. To date, $900,000 worth of credit certificates have been purchased, for a total of $450,000 received by the Company.

In June 2023, David Kaplan and Jenna Gerbino, in their joint capacity, made a loan to the Company in the amount of $120,000 (the "**DK & JG Promissory Note**"). The DK & JG Promissory Note originally bore an 8% interest rate for the duration of the loan, which was to be due and payable two calendar months from its date of issuance. The DK & JG Promissory Note was subsequently amended in November 2023, to provide that interest shall have accrued at a rate of 8% until October 31, 2023, that after October 31, 2023 the interest rate shall increase to 12%, and that the principal and interest on such loan was due and payable on April 30, 2024.

In May 2023, the Company was issued a Business Line of Credit Loan from American Express National Bank (the "**AMEX Loan**") in the aggregate amount of $115,000. The AMEX Loan bears a monthly interest rate of 9% and a one year maturity date, payable on a monthly basis. The AMEX Loan may be repaid at any time prior to maturity with no repayment penalties.

In April 2022, Death & Co DC LLC, a subsidiary of the Company, executed a Promissory Note in consideration for loan proceeds in the aggregate amount of $325,000 (the "**April 2022 Promissory Note**"). The April 2022 Promissory Note bears an interest rate of 4.5% per annum, payable in thirty-six (36) equal, blended monthly payments of principal and interest and a maturity date of September 1, 2025. Monthly payments began on September 1, 2022.

In December 2021, the Company entered into a Guaranty with Little Giant, LLC, a Maine limited liability company, guarantying payment of a promissory note in the amount of $50,000 which was entered into between G&L Maine LLC, a subsidiary of the Company, and Little Giant, LLC (the "**Little Giant Note**"). The Little Giant Note was entered into in connection with and as partial payment for that certain Asset Purchase Agreement, dated October 7, 2021, entered into between G&L Maine LLC and Little Giant, LLC. The Little Giant Note bears an interest rate of 4.5% per annum and a maturity date of February 3, 2027.

In March and May 2021, the Company was issued Paycheck Protection Program ("**PPP**") loans from J.P. Morgan Chase in the aggregate amount of $1,378,433, pursuant to the Consolidated Appropriations Act of 2021. Those loans bear interest at a rate of 0.98% per annum, payable monthly and commencing on April 1, 2022. The loans may be repaid at any time prior to maturity with no prepayment penalties. Under the terms of the PPP, part or all of the loans may be forgiven if the proceeds were used for qualifying expenses as described in the CARES Act, which include payroll costs, costs to continue group health care benefits, mortgage payments, rent, utilities, and interest on other debt obligations incurred before February 15, 2020. Qualifying expenses paid with loan proceeds as of December 31, 2021, totaled $1,290,019. Loan proceeds not used for qualified expenses totaled $88,414.

During August and September 2020, the Company's subsidiaries were issued loans from the U.S. Small Business Administration ("**SBA**") in the aggregate amount of $317,500 pursuant to the Economic Injury Disaster Loans ("**EIDL**") Program of the CARES Act, under the following terms:

(i)   On August 13, 2020, Proprietors LLC was issued an EIDL loan from the SBA in the amount of $150,000. The loan matures on August 13, 2050, and bears interest at a rate of 3.75% per annum, payable monthly and commenced on August 14, 2021.

(ii)   On August 14, 2020, Death & Co East Village LLC was issued an EIDL loan from the SBA in the amount of $150,000. The loan matures on August 14, 2050, and bears interest at a rate of 3.75% per annum, payable monthly and commenced on August 14, 2021.

(iii)   On August 27, 2020, Death & Co LA LLC was issued an EIDL loan from the SBA in the amount of $17,500. The loan matures on August 27, 2050, and bears interest at a rate of 3.75% per annum, payable monthly and commenced on August 27, 2021.

In May 2020, the Company was issued PPP loans from J.P. Morgan Chase in the aggregate amount of $1,289,370, pursuant to the PPP. The loans bear interest at a rate of 0.98% per annum, payable monthly and commenced on August 1, 2021. The loans may be repaid at any time prior to maturity with no prepayment penalties. Under the terms of the PPP, part or all of the loans may be forgiven if the proceeds were used for qualifying expenses as described in the CARES Act, which include payroll costs, costs to continue group health care benefits, mortgage payments, rent, utilities, and interest on other debt obligations incurred before February 15, 2020. Qualifying expenses paid with loan proceeds as of December 31, 2021, and 2020 totaled $1,047,435 and $354,708, respectively. Loan proceeds not used for qualified expenses totaled $241,935.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Series A Preferred Stock *	$2,192,499.14 **	2,494,027	Working capital, general expenses, infrastructure	November 9, 2018	Regulation D, Rule 506(c); Section 4(a)(6)
Series A Preferred Stock *	$500,000.45 ***	568,764	Working capital, general expenses, infrastructure	July 24, 2019	Regulation D, Rule 506(b)
Series B Preferred Stock	$5,999,276.88	6,597,686	Working capital, general expenses, infrastructure	September 2021 – March 2022	Regulation A
Series B Preferred Stock	$226,721.22	249,336	Working capital, general expenses, infrastructure	July 2022 – September 2023	Regulation D, Rule 506(b)

* Prior to conversion, these shares were issued as Series A Preferred Units issued by Gin & Luck LLC, subject to its operating agreement.
** Reflects a total raise amount of $2,020,025.93, plus an additional $172,473.21 to SI Securities, LLC, which SI Securities, LLC received as compensation for acting as placement agent and intermediary in the round, and an additional $1,250 to Bryn Mawr Trust Co., which Bryn Mawr Trust Co. received as compensation for acting as escrow agent in the round.
*** Reflects a total raise amount of $500,000.45, less a commission of $37,500 issued to SI Securities, LLC, which SI Securities, LLC received as compensation for acting as placement agent.

Ownership

The table below lists the beneficial owners of 10% or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount	Percentage Ownership (in terms of voting power)
David Kaplan	2,936,293 shares of Class A Common Stock	13.097% *
Alexander Day	1,674,985 shares of Class A Common Stock 1,707,035 shares of Class B Common Stock	10.205% *
Ravi Lalchandani	1,892,156 shares of Class A Common Stock 903,570 shares of Class B Common Stock	10.386% *

* The percentages indicated are calculated based on each identified shareholder's direct and indirect ownership of voting securities of the Company.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A and Exhibit B.

Overview

Gin & Luck, LLC was formed as a Delaware limited liability company (LLC) on June 9, 2017. It is headquartered in Los Angeles, California, and as of December 31, 2020, operates three bar and restaurant locations through its wholly owned subsidiaries: Death & Co. Denver, LLC, Death & Co. East Village, LLC, and Death & Co. LA, LLC. Death & Co East Village LLC opened on December 31, 2007 in New York. Death & Co Denver opened on May 5, 2018, and Death & Co Los Angeles opened on December 21, 2019. Its additional wholly owned subsidiaries include Death & Co. Proprietors, LLC, which licenses "Death & Co." branding and intellectual property, and Proprietors, LLC, established on January 5, 2012, provides consulting and management services to its affiliates as well as to bars, restaurants and hotels worldwide.

On November 9, 2018, in order to align common ownership interests and company management under one parent company, the various members of Death & Co. Denver, LLC, Death & Co. East Village, LLC, Death & Co. LA, LLC, Death & Co. Proprietors, LLC, and Proprietors, LLC contributed their ownership in those entities in exchange for ownership interests in Gin & Luck, LLC. Gin & Luck, LLC issued 9,999,999 ownership units in the combination. No other consideration was exchanged. As common control acquisitions, the assets and liabilities of the acquired entities were acquired at historical cost, and the financial statements are presented as if the acquisitions had occurred at the beginning of the first period presented.

On October 8, 2020, Gin & Luck LLC converted to a Delaware corporation and exchanged its members equity units to shares of stock in the corporation.

Cash and Cash Equivalents

As of December 31, 2021, the Company had an aggregate of $1,913,282 in cash and cash equivalents. As of December 31, 2022, the Company had an aggregate of $1,359,291 in cash and cash equivalents.

The Company's approximate runway based on cash and cash equivalents at hand is six (6) months.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

The Company has historically been capitalized by raising capital through securities offerings. The Company plans to continue to try to raise additional capital through crowdfunding offerings, equity issuances, or any other method available to the Company. Absent additional capital, the Company may be forced to significantly reduce expenses and could become insolvent.

If the Company raises only the Target Offering Amount, based on a current monthly burn rate of $115,000 as of the date of this Form C for expenses related to advertising and marketing, payroll, benefits & professional fees, and other corporate expenses, the Company will have a runway of approximately six months. If the Company raises the Maximum Offering Amount, we anticipate the Company will be able to operate for twelve to fourteen months or longer, based on the same monthly burn rate and expenses.

The Company will also obtain capital from the proceeds of the Regulation D Offering, which will impact its cash on hand and projected runway. See '*THE OFFERING AND THE SECURITIES – Side-by-Side Offering Under Regulation D'* for more information.

Capital Expenditures and Other Obligations

The Company intends to make the following material expenditures in the near future:

- $39,307, which is a security deposit on the property that will become Close Company in Nashville, Tennessee.
- $150,000, which is a contribution as a tenant for the opening budget for Close Company.
- $750,000 (in three equal installments over the course of three months) which are the Company's contributions for its launch of the Midnight Auteur hotel in Savannah, Georgia.

Valuation

The Company has ascribed a $50,000,000 pre-Offering valuation to the Company; the Securities are priced arbitrarily. The Company's valuation is based on management's estimated market value of the Company' based on recent financing activity and upcoming brick and mortar locations discounted to reflect potential execution risk due to uncertainty as to timing, cost estimates, financing, and other factors of those projects.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate, and you are encouraged to determine your own independent value of the Company prior to investing.

There are several ways to value a company, and none of them are perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value – The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a series of securities offerings in order to purchase equipment).

Book Value – This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset) and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks, or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach – This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, and the risk of not receiving the return. However, predictions of the future are uncertain, and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They many use different valuation methodologies, or different assumptions about the Company's business and market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A and Exhibit B for subsequent events and applicable disclosures.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 20% or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds 5% of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20% or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Related Person Transactions

The Company has conducted the following transactions with related persons:

As of December 31, 2023, our accounts payable equals $40,598.29 for monthly charges, event fees and a percentage of revenue due to a hotel in which the Company operates.

In July 2023 2023, the Company made the WS Promissory Note in exchange for a loan in the aggregate amount of $300,000. Please refer to the section titled '*CAPITALIZATION, DEBT AND OWNERSHIP – Outstanding Debt*' for more information.

In June 2023, the Company made the DK & JG Promissory Note in exchange for a loan in the aggregate amount of $120,000. Please refer to the section titled '*CAPITALIZATION, DEBT AND OWNERSHIP – Outstanding Debt*' for more information.

In February 2024, the Company made the DK Promissory Note in exchange for a loan in the aggregate amount of $750,000. Please refer to the section titled '*CAPITALIZATION, DEBT AND OWNERSHIP – Outstanding Debt*' for more information.

Conflicts of Interest

The Company is not aware of any current material conflicts of interest.

THE OFFERING AND THE SECURITIES

The Offering

Overview

The Company is offering a minimum amount of $10,000.50 (the "**Target Offering Amount**") and up to a maximum amount of $2,069,998.45 (the "**Maximum Offering Amount**") of Series C-1 Preferred Stock (the "**Securities**"), at a purchase price of $1.81044 per share (which includes a 3.5% Investor Processing Fee per transaction) on a contingency basis as described in this Form C (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by August 5, 2024 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

Crowdfunding SPV

As an investor in this Offering, you will be purchasing membership interests in Gin & Luck CF SPV LLC (i.e., the Crowdfunding SPV), which will be the entity holding the Securities and which will have the rights of a holder of the Securities of the Company, pursuant to the SPV Subscription Agreement (as defined below) attached hereto as Exhibit G. The Crowdfunding SPV was organized as a Delaware limited liability company for the sole purpose of serving as a conduit for Investors to invest in the Company and will not have a separate business purpose. An investment in the Crowdfunding SPV will allow Investors to achieve the same economic exposure, voting power (the Securities will be non-voting) and information rights in the Series C-1 Preferred Stock as if they had invested directly with the Company.

Investor Confirmation Process

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by DealMaker Securities LLC (the "**Intermediary**"), including executing the subscription agreement for the purchase of the Crowdfunding SPV's membership interests (the "**SPV Subscription Agreement**"), and complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with Enterprise Bank and Trust until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

Intermediate Closings

In the event an amount exceeding the Target Offering Amount, by at least 10% is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the new Offering Deadline must be twenty-one (21) days from the time the Offering opened and the Company and (ii) that all Investors will receive notice of the new offering deadline at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before the new offering deadline.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

THE ESCROW AGENT SERVICING THE OFFERING HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Commission/Fees

The Intermediary will receive a cash commission in the amount of 8.5% of the dollars raised in the Offering. The Intermediary and its affiliates will receive fixed fees totaling $45,000, and monthly fees totaling $10,000.

The Securities

We request that you please review this Form C, the Company's Second Amended and Restated Certificate of Incorporation attached as Exhibit D (the "**Charter**"), the operating agreement of the Crowdfunding SPV attached as Exhibit E, the form of Bylaws attached as Exhibit F (the "**Bylaws**"), the SPV Subscription Agreement attached as Exhibit G, the Primary Issuer Subscription Agreement between the Company and the SPV attached as Exhibit H, (collectively, the "**Governing Agreements**"), and the Second Amended and Restated Voting Agreement attached as Exhibit I (the "**Voting Agreement**"), in conjunction with the following summary information. All statements in this section are qualified in their entirety with reference to the Governing Agreements.

Terms of the Series C-1 Preferred Stock

Voting and Control

On any matter presented to the stockholders of the Company for their action or consideration at any meeting of stockholders of the Company (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock may cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes shall not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) will be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of the Charter, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision of the Charter, to notice of any stockholder meeting in accordance with the Bylaws.

Notwithstanding the foregoing, to facilitate the holders being able to act together and cast a vote as a group, the Proxy Appointee (as defined above) will act on behalf of the holders as agent and proxy in all respects related to voting on any matters put to a vote off the stockholders.

The Company and its stockholders are subject to the Charter, Bylaws, Voting Agreement, and certain of the stockholders are subject to the Company's Second Amended and Restated Investors' Rights Agreement, which collectively provide for certain provisions related to, among other things, (i) authorized classes of Capital Stock, (ii) voting requirements relating to board composition; (iii) matters requiring approval of certain of the holders of Preferred Stock; (iv) information rights of the holders of Preferred Stock; (vi) rights of first refusal, co-sale and drag-along rights; and (vi) preemptive rights to holders of Preferred Stock. The Securities will not be subject to the Company's Investors' Rights Agreement.

Dividend Rights

Subject to preferences that may be applicable to any then outstanding Preferred Stock, holders of Series C-1 Preferred Stock are entitled to receive dividends, if any, as may be declared from time to time by the Company's board of directors (the "**Board**") out of legally available funds. We have never declared or paid cash dividends on any of our Capital Stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

Right to Receive Liquidation Distributions

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or a "Deemed Liquidation Event" (as that term is defined in the Charter), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Series C-1 Preferred Stock then outstanding shall be entitled to be paid out of the funds and assets of the Company available for distribution to its stockholders, an amount per share equal to the greater of (a) 1x the "Series C-1 Original Issue Price" (as that term is defined in the Charter), plus any dividends declared but unpaid thereon, less the aggregate amount of dividends actually paid thereon prior to liquidation or (b) such amount per share as would have been payable had all shares of Series C-1 Preferred Stock been converted into Common Stock pursuant to Section 3 of the Charter immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution or winding up of the Company or Deemed Liquidation Event, the funds and assets of the Company available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under Article V, Subsection B.1.1 of the Charter, the holders of shares of Preferred Stock shall share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Company. Investors should understand and expect the potential for dilution. The Investor's stake in the Company could be diluted due to the Company issuing additional shares of stock or other convertible securities to other parties. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up (there is no guarantee that it will). You will own a smaller piece of a larger Company (or, if the value goes down, then a smaller piece of a smaller company). This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before.

Protective Provisions

At any time when at least 25% of the initially issued shares of Preferred Stock remain outstanding, the Company shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Charter) the written consent or affirmative vote of the Requisite Holders (as that term is defined in the Charter), given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class:

a) alter the rights, powers or privileges of the Preferred Stock set forth in the Charter or Bylaws, as then in effect, in a way that adversely affects the Preferred Stock;
b) increase or decrease the authorized number of shares of any class or series of Capital Stock;
c) authorize or create (by reclassification or otherwise) any new class or series of Capital Stock having rights, powers, or privileges set forth in the Charter, as then in effect, that are senior to or on a parity with any series of Preferred Stock;
d) redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to employee or consultant agreements giving the Company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);
e) declare or pay any dividend or otherwise make a distribution to holders of Common Stock (other than dividends or distributions payable on the Common Stock solely in the form of additional shares of Common Stock);
f) increase or decrease the number of directors of the Company;
g) liquidate, dissolve, or wind-up the business and affairs of the Company, effect any Deemed Liquidation Event (as that term is defined in the Charter), or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining the approval required by Article V Subsection 2.4 of the Charter.

Rights and Preferences

The rights, preferences and privileges of the holders of the Company's Series C-1 Preferred Stock are subject to and may be adversely affected by the rights of the holders of shares any additional classes of stock that we may designate in the future.

Restrictions on Transfer

No holder of the Securities may transfer, assign, encumber, hypothecate, pledge, convey in trust, gift, transfer by bequest, devise or descent or otherwise make the subject of disposition any shares of its Series C-1 Preferred Stock unless such transaction is first approved in writing by a majority of the disinterested members of the Board (which approval may be withheld for any reason). The shares of Series C-1 Preferred Stock are also subject to a right of first refusal in favor of the Company as set forth in the Company's Bylaws, attached hereto as Exhibit F.

Further, any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to affect such transfer. Further, any transfer of the Securities will be subject to the right of first refusal set forth in the Company's Bylaws.

Finally, upon the event of an IPO, the Securities will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Securities do not have a stated return.

Transfer Agent and Registrar

VStock Transfer, LLC will act as transfer agent and registrar for the Securities.

Side-by-Side Offering Under Regulation D

The Company is selling securities in a concurrent offering to accredited investors in reliance on Rule 506(c) of Regulation D (the "*Regulation D Offering*") at the same time as this Offering under Regulation Crowdfunding. The securities offered in the Regulation D Offering are the same securities with the same rights as the Securities offered in this Offering. The combined maximum offering amount under this Offering and the Regulation D Offering is $4,000,000.

COMMISSION AND FEES

At the conclusion of the Offering, the Company shall pay a fee of 8.5% of the amount raised in the Offering to the Intermediary. The Intermediary and its affiliates will receive fixed fees totaling $45,000, and monthly fees totaling $10,000.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance, reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ David Kaplan
(Signature)

David Kaplan
(Name)

Director and Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ David Kaplan
(Signature)

David Kaplan
(Name)

Director and Chief Executive Officer
(Title)

April 11, 2024
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Alexander Day
_____
(Signature)

Alexander Day
_____
(Name)

Director and Chief Operating Officer
_____
(Title)

April 11, 2024
_____
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Ravi Lalchandani
(Signature)

Ravi Lalchandani
(Name)

Director
(Title)

April 11, 2024
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Leland O'Connor
(Signature)

Leland O'Connor
(Name)

Director
(Title)

April 11, 2024
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ William Spurgeon
(Signature)

William Spurgeon
(Name)

Director
(Title)

April 11, 2024
(Date)

EXHIBIT A

Company Financial Statements

EXHIBIT B

Gin & Luck CF SPV LLC Inception Financials

EXHIBIT C

Offering Page found on Intermediary's Portal

EXHIBIT D

Gin & Luck Inc. Second Amended and Restated Certificate of Incorporation

EXHIBIT E

Gin & Luck CF SPV LLC Operating Agreement

EXHIBIT F

Gin & Luck Inc. Bylaws

EXHIBIT G

Gin & Luck CF SPV LLC Subscription Agreement

EXHIBIT H

Primary Issuer Subscription Agreement

EXHIBIT I

Voting Agreement